Exhibit 99.1

QIWI Announces Listing of its ADSs on the Astana Stock Exchange

NICOSIA, CYPRUS – September 6, 2024 – QIWI plc (AIX and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge fintech services, today announced that its American depositary shares (ADSs) representing Class B ordinary shares in QIWI plc, each with a nominal value of EUR 0.0005 (ISIN: US74735M1080), have been added to the official list of the Astana International Exchange Ltd (AIX).

Dealings for normal settlement in the ADSs will commence at the opening of trading hours on September 11, 2024, under the ticker “QIWI.” The Issuer is not offering any new ADSs or other securities in connection with this admission.

The decision to submit an application for the admission of the Company’s ADSs to AIX demonstrates QIWI's commitment to safeguarding the interests of its ADS holders. This step follows a notice previously received from the Nasdaq Hearing Panel (Panel), which stated that the Panel had determined to delist the Company’s American Depositary Shares.

On September 6, 2024, the Nasdaq Stock Exchange decided to remove QIWI plc’s securities from listing, effective at the opening of the trading session on September 16, 2024.

The Company will continue to engage in dialogue with Nasdaq to evaluate its prospects for a potential relisting once and when circumstances would make it possible in the future.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use cases.

QIWI's American depositary shares are listed on AIX and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

About AIX.

AIX was formed in 2017 within the Astana International Financial Centre development framework. AIX shareholders are AIFC, the Shanghai stock exchange, the Silk Road Fund, and NASDAQ, which also provides the AIX trading platform. The exchange operates within a regulatory environment based on the principles of English Law, thus providing a reliable investment environment. The mission of AIX is to develop an active capital market in Kazakhstan and the region by providing clear and favorable conditions for attracting financing to private and public businesses. AIX develops special segments for mining companies as well as infrastructure projects under the Belt and Road initiative. www.aix.kz

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding future payments by the Buyer. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, future payments or extension requests by the Buyer, regulatory compliance and approvals, litigation, the macroeconomic conditions in each country of our presence, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.